EX 99



                           PROPERTY EVALUATION REPORT


                                     on the

                        CONSTELACION 2 & 4 MINERAL CLAIMS
                            PIEDRA PARADA BASIN AREA
                                REGION III, CHILE


                                       for


                           CAN-EX MINERALS CORPORATION






                                       by

              GEORGE P KRUECKL, P Eng. KRUECKL & ASSOCIATES MINING
                                CONSULTANTS LTD.
                           E222 - 807 East 6th Avenue
                                 Vancouver, B.C.
                                     V5T 1L9



                                  May 31, 1999


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                                       35

                                   CONCLUSIONS

Evidence from sampling carried out by Ulriksen, Gardner, Wilkins, Shattwell and K&A suggests that the mineral resource is real and therefore requires further investigations. The auger samples taken by Shattwell at the western and southern margin of the Salar show that the mineralization occurs in areas other than the Pillar region on the east side of the basin. In addition, considering the extent of alteration resulting from the geothermal system in the area, it is very likely the Salar basin has precious and other metals throughout. At this time however, we do not have information on the intensity and extent of this mineralization. The following paragraph details the reason for this conclusion.

Water flows into the basin as local runoff plus thermal springs that enter the Salar at the margins and from the area underneath the Salar basin. Local surface water runoff represents only five to 10 percent of the total inflow. Water entering the Salar, especially the thermal waters, have leached minerals, at surface and at depth, from the local volcanic formations. These waters carry large amounts of sulfates, chlorides and other salts into the Salar. The thermal waters charged with chlorides and sulfides have leached precious metals and base metals as the waters flow through the volcanic formations. The precious metals are mainly gold and silver and the base metals are mainly lead, zinc and titanium. Further, it is projected that anciently, the geothermal system provided a much more abundant supply of minerals from the boiling level of the upper magma chamber. This geothermal system, and the associated leaching by thermal springs, is also considered responsible for the deep alteration zones on the surrounding hills (mountains). In the Pillar region evidence for mineralization is more available because of easy access to the various layers the make up the Salar in the Piedra Parada Basin. Channel samples taken by Ulriksen, Gardner, Wilkins, Shattwell and K&A (plus auger samples taken by K&A) show the following:

        1. The top eight meters of the Salar have low mineral content, likely because the chloride complexes that contained minerals were leached downward to the eight-meter level. This would explain why the K&A auger samples, which attained a maximum depth of three meters, carried either very low or no values.

        2. In the southeast Pillar region channel samples by Gardner, Wilkins, Shattwell and K&A show that considerable gold values occur from the 8 to 18
(plus) meters level. The lower level is not well defined because channel samples taken for PPC#2 and PPC#3 were still in fairly high gold values. The depths of PPC#2 and PPC#3 were 22.6 and 21.1 meters respectively.

        3. The K&A channel samples taken for PPC#4 and PPC#5 did not reflect the upper level of mineralization to be at eight meters. However, the lowest sample taken (10.4 to 12.8 meters), on channel samples for PPC#4, was next to the Salar water level. This sample may have been leached on the pillar surface where the sample was taken, due to proximity to the level of Salar water. Or conversely, the level of mineralization may be deeper than 12.8 meters in this northern portion of the Pillar region. Channel samples for PPC#5 were only taken to a depth of 6.7 meters, because the36 Pillar slope, in this part of the Pillar region, was not exposed to a deeper level. The CON 2 & 4 mineral claims are, for the most part, not within the Pillar region, but next to the Pillar region of the Piedra Parada Salar Basin. Based on the evidence currently available the initial part of the Phase I exploration program should show where mineralization is located, both horizontally and vertically throughout the mineral claims. Such initial investigations should include both auger and core drilling, details of which will be defined in the Recommendations section of this report. The reason both auger and core drilling are required is because of the type of mineralization occurring in the Salar formations "Layers". The precious (and/or other) metals content of the various materials contained in the Salar are chemically combined with chlorine forming precious (and/or other) metals chloride complexes. These complexes are very stable and mobile in a water environment. Therefore, a core drilling device that requires water circulation for cooling the bit and clearing cuttings away from the bit, would also mobilize the metals contained in the core. As a result, the core recovered from these rock layers would not represent the metals values available in the surrounding in situ rock. Thus, assaying for metals cannot be carried out on core samples. Therefore, to obtain the type of sample that can be assayed, it would involve a drilling device in which the cuttings are mechanically removed from the bottom of the drill hole without the use of fluids. Auger drilling is the obvious answer.

The geologist can visually recognize changes in the core that may reflect changes in mineral values whereas cuttings from auger drilling do not give visual evidence of changes in mineral values. Therefore, core is required to identify; a) layers (horizontal formations) where drill casing may be required and to identily marker horizons; b) indications for sampling intervals to be used for auger drilling; c) to record the geological characteristics of the various formations; d) to identify' materials below the Salar basin, particularly if there is some potential for additional mineralization; e) the core is also required for specific technical tests involving the relationship of rock hardness, fragmentation and permeability characteristics for finding the rate and  percentage of precious  metal  recovery.....etc.  On completion of the initial part of the Phase I program an area on CON 2 & 4 should be selected to carry out a detailed auger drilling program to define some ten years of ore reserves. Assuming an average depth to the bottom of the Salar for each drill hole is 25 meters, the detailed drilling program will expose some 30 to 50 million metric tons of mineral resource. This tonnage would, of course, include both ore grade and stripping materials.

Submitted by Knueckl & Associates Mining Consultants Ltd.

-----------------------
George P Krueckl, P Eng.